BENEFITFOCUS, INC.

100 Benefitfocus Way

Charleston, SC 29492

September 13, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention:	Ms. Maryse Mills-Apenteng, Special Counsel

Mr. Edwin Kim, Staff Attorney

Re:	Acceleration Request
Benefitfocus, Inc.

Registration Statement on Form S-1/A

(File No. 333-190610)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Benefitfocus, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) to September 17, 2013 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Donald R. Reynolds at (919) 865-2805. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Reynolds via email at dreynolds@wyrick.com.

Please be advised that the amount of compensation to be paid to the underwriters and any other arrangements among the Registrant and the underwriters and other broker-dealers participating in the distribution, as described in the Registration Statement, have been reviewed to the extent required by the Financial Industry Regulatory Authority and such Authority has issued a statement expressing no objections to the compensation and other arrangements.

In connection with the foregoing, the Registrant hereby acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, BENEFITFOCUS, INC.

By:	/s/ Shawn A. Jenkins
Shawn A. Jenkins, President and Chief Executive Officer

cc:	Donald R. Reynolds, Wyrick Robbins Yates & Ponton LLP